10026804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

SEC FILE NUMBER
8-52300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkenberg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry Street, Suite 1108
(No. and Street)

Denver (City) CO (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce Falkenberg 303-320-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/8

OATH OR AFFIRMATION

I, Bruce Falkenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkenberg Capital Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JACQUELINE V. GARDNER NOTARY PUBLIC STATE OF COLORADO COMMISSION EXP 6-13-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2009 and 2008
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S corporation) as of December 31, 2009 and 2008, and the related statements of operations, retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkenberg Capital Corporation at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.
HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 19, 2010

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2009	DECEMBER 31, 2008
CURRENT ASSETS:		
Cash and cash equivalents	$ 931,908	$ 451,273
Due from officer	42,151	36,641
Other	1,427	1,271
Total Current Assets	975,486	489,185
PROPERTY AND EQUIPMENT, at cost		
Office equipment	105,802	102,959
Furniture	53,981	60,851
	159,783	163,810
Less accumulated depreciation	159,783	160,601
	-	3,209
OTHER ASSET:		
Deposits	1,245	1,245
TOTAL ASSETS	$ 976,731	$ 493,639

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2009	DECEMBER 31, 2008
CURRENT LIABILITIES:		
Accounts payable	$ 3,878	$ 3,610
Accrued expenses	5,280	4,196
Total Current Liabilities	9,158	7,806
COMMITMENT (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Retained earnings	966,323	484,583
Total Stockholder's Equity	967,573	485,833
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 976,731	$ 493,639

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2009	YEARS ENDED DECEMBER 31, 2008
REVENUES:		
Advisory services	$ 2,529,030	$ 2,096,750
Other income	50,484	-
Interest income	1,795	3,731
	2,581,309	2,100,481
OPERATING EXPENSES:		
Salaries and commissions	508,453	881,456
Office rent	54,219	62,247
Travel and entertainment	52,636	71,778
Insurance	39,917	31,026
Payroll taxes	38,452	37,692
Legal and professional fees	26,335	32,457
Depreciation	24,118	7,148
Miscellaneous	15,684	16,640
Computer expense	18,752	6,638
Advertising	15,652	19,043
Retirement plan expense	14,437	9,921
Telephone	14,370	17,289
Conventions and seminars	8,394	7,684
Dues and subscriptions	8,174	14,154
Office expense	6,767	15,166
Loss on abandonment of property	3,209	-
	849,569	1,230,339
NET INCOME	$ 1,731,740	$ 870,142

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2009 AND 2008

Balance at January 1, 2008	$	289,441
Net income		870,142
Distributions		(675,000)
Balance at December 31, 2008		484,583
Net income		1,731,740
Distributions		(1,250,000)
Balance at December 31, 2009	$	966,323

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2009	YEARS ENDED DECEMBER 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,731,740	$ 870,142
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	24,118	7,148
Loss on abandonment of property	3,209	-
Increase (decrease) in cash resulting from change in:		
Due from officer	(5,510)	(1,587)
Other current assets	(156)	538
Accounts payable	268	(14,122)
Accrued expenses	1,084	3,020
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,754,753	865,139
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(24,118)	(6,691)
NET CASH USED FOR INVESTING ACTIVITIES	(24,118)	(6,691)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend distributions	(1,250,000)	(675,000)
NET CASH USED FOR FINANCING ACTIVITIES	(1,250,000)	(675,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	480,635	183,448
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	451,273	267,825
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 931,908	$ 451,273

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2009 presentation.

Recently Issued Accounting Pronouncement Adoption

The Financial Accounting Standards Board (FASB) issued ASB 741.10 *Accounting for Uncertainty in Income Taxes* in June 2006 effective for pass through entities for fiscal years beginning after December 15, 2008. The Company's adoption of ASB 741.10 effective January 1, 2009 had no material effect on the Company's financial position, results of operations or cash flows for the year ended December 31, 2009.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 93% of total revenue from two clients in 2009 and 69% of total revenue from two clients in 2008.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

3. Retirement Plan

The Company adopted a 401(k) profit sharing plan on January 1, 2007 which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company matches 4% of employee contributions and additional contributions may be made to the plan at the discretion of the employer. The Company contributed $10,787 to the plan in 2009 and $7,521 in 2008.

4. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2009, the Company's net capital was $922,599.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

5. Commitment

Lease Commitment

The Company incurred rental expense of $54,219 in 2009 and $62,247 in 2008 under a non-cancelable operating lease agreement for office space. Future minimum lease payments under this lease through April 2011 are:

2010	$ 50,147
2011	16,872
	$ 67,019

SUPPLEMENTAL INFORMATION

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2009

STOCKHOLDER'S EQUITY	$ 967,572
DEDUCTIONS:	
Non-allowable assets	(44,973)
NET CAPITAL	$ 922,599
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 9,158
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.010:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 19, 2010

To The Stockholder
Falkenberg Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements of Falkenberg Capital Corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants